

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 13, 2006

Mr. Thomas P. McCaffrey
Chief Financial Officer, BE Aerospace Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
                Form 10-K for the fiscal year ended December 31, 2005
                File No. 0-18348

Dear Mr. McCaffrey:

We have reviewed your response to our letter dated June 12, 2006 and have the following comments. We ask that you respond by July 28, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 – Segments Reporting, page F-19

1. We note your response to prior comment eight and appreciate the additional information that you have provided. We have the following additional comments:

   - Based on the information provided to us and the disclosures provided in your Form 10-K, it remains unclear to us that the operating segments within your Commercial Aircraft segment qualify for aggregation under paragraph 17 of SFAS 131. We believe that gross profit margins are the strongest indicator of the operating segments' economic characteristics. We note that the gross profit margins for your three operating segments are consistently varied on an actual and adjusted basis. Given the differences in these historic gross margins, it is unclear how they can be considered similar. Additionally, the fact that these margins have remained consistent within each operating segment would appear to indicate that the expectation over the long term is that they would continue to approximate historic levels, and we request additional information to support any assertions that these gross margins will converge, and remain converged, in the future. Please advise.

Mr. Thomas P. McCaffrey
BE Aerospace Inc.
July 13, 2006
Page 2

- Please provide us with an analysis of the operating segments and any aggregation within your Distribution and Business Jet reportable segments, similar to the analysis you have provided for your Commercial Aircraft reportable segment.
- To help us better understand your segment presentation, please provide us with a representative set of the reports reviewed by your CODM group for purposes of allocating resources and assessing performance for your segments for the most recently ended fiscal quarter.
- We read in Note 6 to your March 31, 2006 Form 10-Q that your Commercial Aircraft segment consists of eight principal operating units and your other reportable segments consist of one or two principal operating units. We also read that you have aggregated these operating units for segment reporting purposes due to their similar nature. Please tell us, and revise future filings to clarify, if these operating units are operating segments as defined by SFAS 131. If so, please reconcile the number of operating units to the number of operating segments that you have advised us that you have.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief